Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2006	2005
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$86,093	$46,207
Add (deduct):
Earnings on equity method investments	(19,805)	(14,754)
Distributions from unconsolidated entities	5,676	1,520
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(3,242)	(2,164)
	68,722	30,809
Add fixed charges:
Consolidated interest expense	58,532	51,856
Interest portion (1/3) of consolidated rent expense	10,037	8,449
	$137,291	$91,114

FIXED CHARGES:
Consolidated interest expense	$58,532	$51,856
Interest portion (1/3) of consolidated rent expense	10,037	8,449
	$68,569	$60,305

RATIO OF EARNINGS TO FIXED CHARGES	2.00	1.51

Tax-effected preferred dividends	$87	$82
Fixed charges	68,569	60,305
Fixed charges and preferred dividends	$68,656	$60,387

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.00	1.51